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Exhibit 99.3

LETTER TO CLIENTS

SILICON GRAPHICS, INC.

OFFER TO EXCHANGE ITS OUTSTANDING

5.25% Senior Convertible Notes Due 2004 (CUSIP No. 827056AC)

Pursuant To Its Exchange Offer
Described In The Prospectus Dated April 21, 2003

To Our Clients:

        Enclosed is a Prospectus dated April 21, 2003 (the "Prospectus") and a related Letter of Transmittal (the "Letter of Transmittal"), which together constitute the "Exchange Offer" relating to Silicon Graphics, Inc.'s (the "Company") exchange offer with respect to its 5.25% Senior Convertible Notes Due 2004 (the "Old Notes"). Pursuant to the Exchange Offer, the Company is offering to exchange for the Old Notes a like principal amount of 11.75% Senior Notes Due 2009 (the "New Notes") or 6.50% Senior Convertible Notes Due 2009 (the "New Convertible Notes"). The Company will issue up to $120 million aggregate principal amount of New Convertible Notes in exchange for Old Notes. If holders of the Old Notes validly tender more than $120 million in Old Notes in exchange for New Convertible Notes, then the Company will allot the New Convertible Notes to be issued on a pro rata basis, based on the amount of Old Notes tendered for New Convertible Notes. Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes. The New Notes and New Convertible Notes will be issued by the Company and except as described in the Prospectus will have terms substantially identical to terms of the Old Notes.

        The Exchange Offer is subject to various conditions set forth in the Prospectus, including that at least 90% of the outstanding principal amount of Old Notes be validly tendered and not withdrawn by the expiration of the Exchange Offer.

        We are writing to request instructions as to whether you wish to tender any or all of the Old Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We are the participant in the book-entry transfer facility of Old Notes held by us for your account. A tender of Old Notes can be made only by us as the participant in the book-entry transfer facility and pursuant to your instructions. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER OLD NOTES HELD BY US FOR YOUR ACCOUNT.

        Please note that the Exchange Offer will expire at midnight, New York City time, on May 16, 2003 unless extended, so it is important that you read the Prospectus and Letter of Transmittal and furnish us with your instructions as promptly as possible.

        We also request that you confirm that we may make on your behalf the representations and undertakings contained in the Letter of Transmittal. Pursuant to the Letter of Transmittal, each holder of Old Notes will represent to the Company that (1) the holder has read and agrees to all of the terms of the Exchange Offer, (2) the holder is the owner of the Old Notes tendered for exchange, (3) the holder has full power and authority to tender, exchange, sell, assign and transfer the Old Notes tendered, (4) when the Old Notes are accepted for exchange, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and that the Old Notes tendered hereby are not subject to any adverse claims or proxies and (5) the holder will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, assignment and transfer of the Old Notes tendered hereby.

Very truly yours,

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LETTER TO CLIENTS